

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Lisa Nelson
Chief Executive Officer and President
CBD Life Sciences Inc.
10855 North 116th Street, Suite 115
Scottsdale, Arizona 85259

> **Re: CBD Life Sciences Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 4**
> **Filed January 22, 2021**
> **File No. 024-11005**

Dear Ms. Nelson:

We have reviewed your amendment and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed January 22, 2021

Part II and III
Preliminary Offering Circular dated January 21, 2021
Executive Compensation, page 42

1. Revise the executive compensation disclosure to provide information for your last completed fiscal year. Refer to Item 11(a) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Higley, Esq.